UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  April 29, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
             Form 20-F                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)
Date: April 29, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                     Date: April 29, 2010
10-19-TR

Update on Feasibility Study at Quintette

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) today announced that, given the favorable outlook for steelmaking coal demand, it is undertaking a feasibility study to potentially re-open the Quintette mine in northeast British Columbia.

“The Quintette feasibility study is part of our thorough evaluation of the various alternatives available to us to expand coal production,” said Bill Fleming, Vice President, Operations for the coal business unit. “In addition to the relevant engineering and permitting work, we will also be actively engaging with First Nations, local communities and the appropriate regulatory agencies to ensure that all factors are considered as part of any ultimate decision to reopen the mine.”

Teck expects to complete the study by the fourth quarter of 2011.

The Quintette mine is located approximately 22 kilometres from Tumbler Ridge, BC. Previous operations took place from 1982 to 2000.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at: Error! Hyperlink reference not valid..

For further information, please contact:

Catherine Hart
Manager, Communications
Teck Resources Limited
(403) 767-8666

Marcia Smith
Vice President, Corporate Affairs
Teck Resources Limited
(604) 699-4616